No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On February 3, 2004, Honda Motor Co., Ltd. presented the triple focus of its motor sports activities for 2004: successful racing in Japan and worldwide, developing new talent for the future, and popularizing motor sports. (Ref. #R04-002)

Exhibit 2:

On February 4, 2004, Honda Motor Co., Ltd. announced its sales and production results for the calendar year 2003 and the projection for 2004. (Ref. #C04-006)

Exhibit 3:

On February 4, 2004, Honda Motor Co., Ltd. announced plans to transfer the production of small-volume automobile models (NSX, Insight, S2000) currently produced at the Takanezawa Plant, Tochigi Factory to its Suzuka Factory in May 2004. (Ref. #C04-005)

Exhibit 4:

On February 16, 2004, Honda Motor Co., Ltd. and General Electric Co. (GE) announced the formation of a strategic alliance to produce a new jet engine for the light business jets.

Exhibit 5:

On February 20, 2004, Honda Motor Co., Ltd. announced a full model change for the sporty Smart Dio Z4, a 4-stroke, 50cc scooter. (Ref. #M04-014)

Exhibit 6:

On February 23, 2004, Honda Motor Co., Ltd. announced that Honda employees’ pension fund carried out application procedures for authorization from the Minister of Health, Labour and Welfare to be exempt from future payments for the substitutional portion of Honda employees’ pension fund pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans.

Exhibit 7:

On February 24, 2004, Honda Motor Co., Ltd. announced a strong rebound in domestic sales in January, with overall growth up 7.9% over the corresponding month in 2003, led by a 37.7% rise in mini-vehicle sales. (Ref. #C04-012)

Exhibit 8:

On February 25, 2004, Honda Motor Co., Ltd. announced that it acquired its treasury stock pursuant to the provisions of Article 210 of the Japanese Commercial Code.

Exhibit 9:

On February 28, 2004, Honda Motor Co., Ltd. announced that it will continue participating in Formula One racing in the 2004 season, supplying engines and engaging in joint chassis development with British American Racing (B.A.R), and will field a two-car team for the 2004 Formula One World Championship series.

Exhibit 10:

English summary of Honda Report to Stockholders, No.120 which was prepared full in Japanese and mailed to stockholders of Honda Common Stock in Japan in February 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: March 12, 2004

2004 Honda Motorsports Highlights

Ref.#R04-002

February 3, 2004—Honda Motor Co., Ltd. today presented the triple focus of its motor sports activities for 2004: successful racing in Japan and worldwide, developing new talent for the future, and popularizing motor sports.

Among Honda’s many endeavors, motorsports perhaps best represents the company’s spirit of challenge. In racing and in all its activities, Honda is setting lofty goals and striving to lead the way in advanced creativity, sharing dreams and excitement with its customers everywhere.

The Three Dimensions of Honda’s Motorsports Activities

1. Racing

Honda entered the field of motorsports to share dreams with its customers, to provide global challenges and help cultivate young engineering talent, and to strengthen brand loyalty. In motorcycle racing Honda has achieved three consecutive victories in the top class of WGP for road racing and motocross, and competes aggressively in world trials championships around the globe. And last year, for the first time, Honda participated in MTB downhill races. This year, in addition to the series of races in Japan, Honda is focused on the world stage. In auto racing, Honda, now in its fifth season of Formula One competition, has further deepened its ties with Lucky Strike B•A•R. The arrival of regular driver Takuma Sato, who will partner with Jenson Button, a newcomer to the team last year, further strengthens the team. Now in its second year of competition in the IndyCar Series, Honda has formed a technical partnership with Ilmor Engineering Inc. to supply four teams running seven Honda HI4R V8-engined machines for the full season. At the IndyCar Series’ ‘INDY JAPAN 300 Mile’ event, which started last year and will be held this year on April 15-17 at Twin Ring Motegi, Japanese race fans will be able to experience firsthand the thrill of this world-class motorsports event. And for the All-Japan GT Championship, the Honda NSX-GT Project is looking to clinch titles in both the team and driver categories.

2. Developing New Talent for the Podium at World-class Events

To foster new drivers and riders with the potential and determination to scale the podium at prestigious events around the world, Honda is working closely with Suzuka Circuit and Twin Ring Motegi, advising in a range of areas on an ongoing basis. In motorcycle racing Honda has established Honda Racing Scholarships to develop young Japanese riders who can compete in world road race championships. In 2004, newcomer Hiroshi Aoyama will ride in all 250cc. races. Aoyama is a newcomer of Honda Racing Scholarship to compete in world road race championship. In auto racing, the Suzuka Racing School (SRS-J, SRS-K) has produced numerous drivers and riders competing both in Japan and abroad, including Formula One driver Takuma Sato and IRL driver Kosuke Matsuura. Honda is also working to provide an environment that encourages more people to become familiar with racing and helps foster new talent in each category through a variety of schools, races, Formula Dream, F3, and other ongoing programs.

3. Providing Venues and Opportunities to Watch, Participate in, and Enjoy Motorsports

Honda is working closely with Suzuka Circuit and Twin Ring Motegi, both of which have international racing courses, to present world top-level racing events and provide more venues and opportunities to watch, participate in, and enjoy motorsports. Of particular note is Enjoy Honda, a bi-annual event held at Suzuka in the spring and at Motegi in the autumn, which is designed to express Honda’s gratitude to its fans. Also continuing from last year is the Verno Exciting Cup Integra One-make Race, along with various school activities, participatory events and a broad range of ‘concept meetings’ held throughout Japan that allow fans to safely enjoy Honda vehicles while experiencing the thrill of circuit competition.

Summary of Plans for Motorcycle Racing

Road Races

FIM 2004 Road Race Championship Series

In the MotoGP class of the FIM 2004 Road Race Championship Series (known as the MotoGP World Championship), Honda plans to race six RC211Vs, bikes that last year delivered Honda an amazing 15 victories in 16 races. This year Honda is gunning for its fourth straight title*1 in the MotoGP class—the highest level of world motorcycle racing—and will field three teams in this quest. In the 250cc class, the only class in which Honda failed to prevail last year, Honda will field two teams and run four RS250RWs in an all-out effort to reclaim the championship.

MotoGP class

In 2004 the “Repsol Honda Team” will be led by Nicky Hayden (#69, USA), who mounted the podium twice in his first year and was awarded the Rookie of the Year title*2, and new rider Alex Barros (#4, Brazil), who in 2002 scored two victories aboard an RC211V.

“Team Telefonica Movistar Honda” features Sete Gibernau (#15, Spain), the second-ranked rider who fought a furious battle for the championship last year, and Colin Edwards (#45, USA), who won the Superbike World Championship Series in 2002.

Honda Pons and Pramac Racing combined to form “Camel Honda”, which will compete on two bikes. From Honda Pons, Max Biaggi (#3, Italy), the third-ranked rider who posted two victories last year, will ride on Michelin tires. From Pramac Racing, Makoto Tamada (#6, Japan), who last year, in his first year, scored a third-place finish, will run on Bridgestone tires.

250cc class

“Fortuna Honda” will be led by Roberto Rolfo (#2, Italy), the second-ranked rider who fought valiantly through to the final race, and Toni Elias (#24, Spain), the third-ranked rider last year.

“Team Telefonica Movistar Honda 250” will be led by Daniel Pedrosa (#26, Spain), 2003 champion in the 125cc class, and Hiroshi Aoyama (#73, Japan), last year’s champion in the GP 250cc class of the MFJ All-Japan Road Race Championship Series.

*1    Honda won the manufacturer titles of the top-level motorcycle racing class the last three years, 500cc class in 2001 and MotoGP class in 2002 and 2003.

*2    The Rookie of the Year title is awarded to the first-year rider judged to be the best overall performer of the year.

*3    The Repsol Honda Team and Team Telefonica Movistar Honda use Michelin tires.

2004 MFJ All-Japan Road Race Championship Series

Honda’s participation in this year’s All-Japan Road Race Championship Series will focus on teams run by Honda dealerships and supported by Honda Motorcycle Japan (HMJ) and Honda Racing Corporation (HRC). In the JSB1000 class, Honda is aiming for the series championship and will introduce the CBR1000RR. Honda will race with the CBR600RR in the ST600 class and the RS250R in the 250cc class.

* The Honda support team and riders will be announced on February 3 by HMJ.

FIM 2004 Supersport World Championship Series

The Supersport World Championship Series will be supported by Honda Europe Motorcycle S.R.L (HEM), which will deploy four Honda CBR600RRs in an all-out effort to score back-to-back victories. Series riders flying the “Ten Kate Honda” flag include Karl Muggeridge and Broc Parkes, both from Australia. The “Klaffi Honda” team includes Sebastien Charpentier (France) and Max Neukirchner (Germany).

2004 British Superbike Championship Series

With its sights on the series championship, Honda will introduce two HRC Works CBR1000RRWs, which are based on the Honda CBR1000RR. The bikes will be ridden by Ryuichi Kiyonari (#23, Japan) from the “HM Plant Honda Racing Team”, who participated in MotoGP with the RC211V last year, and Michael Rutter (#3, UK), who was the third-ranked rider in the 2003 British Superbike Championship Series.

Motocross Races

FIM 2004 Motocross World Championship Series

As with the Supersport Series, the FIM 2004 Motocross World Championship Series will be supported by HEM. Honda has decided to use three four-stroke CRF450Rs for the MXGP class and a four-stroke CRF250R for the 125cc class. With these four-stroke bikes Honda is poised for championships in both classes.

MXGP class

Riders in the MXGP class are from the “CAS Honda Racing” team and include Yoshitaka Atsuta (#27, Japan), the tenth-ranked rider who scored points in all races last year, Joshua Coppins (New Zealand), and Gordon Crockard (Ireland), all on four-stroke CRF450Rs.

125cc class

The rider in this class will be Jussi Vehvilainen (Finland), also from the “CAS Honda Racing team”. Vehvilainen will race on a CRF250R.

2004 MFJ All-Japan Motocross Championship Series

Looking to regain championships in the All-Japan Motocross Championship Series in both the 250cc and 125cc classes, this year Honda will use a two-stroke Honda RC250M and a four-stroke CRF450R in the 250cc class. In the 125cc class, a four-stroke Honda CRF250R will be the bike of choice.

250cc class

Riders in the 250cc class are from “Team HRC”. Takeshi Katsuya (#111, Japan), the third-ranked rider who posted two victories last year, will once again be atop an RC250M, while new face Kenjiro Tsuji (#36, Japan), the second-ranked rider in the 125cc class last year, will ride a CRF450R.

125cc class

Riding in the 125cc class will be Naoki Serizawa (#40, Japan), also from “Team HRC”. Serizawa will ride a CRF250R.

2004 AMA Supercross/National Motocross Series

The AMA Supercross Series will have the support of American Honda Motor Co., Inc. Two CRF450Rs and two CR250Rs will be primed for the 250cc class and four CRF250Rs and one CR125R will be readied for the 125cc class.

250cc class

The championship “American Honda Team” will be led by Ricky Carmichael (#4 USA), who has dominated the circuit the last three seasons, taking the series title each year. Carmichael will be riding a four-stroke CRF450R. His teammates will be Ernesto Fonseca (#24 Costa Rica), the third-ranked rider last year, on a two-stroke CR250R.

Riders on “Amsoil Chaparral Factory Connection Honda Racing” will be veteran Mike LaRocco (#5 USA) on a CR250R and newcomer Kevin Windham (#14 USA), who finished second in the AMA National Motocross series last year, on a Honda CRF450R.

125cc class

Riding in the 125cc class, from the “American Honda” team, will be Nathan Ramsey (#25 USA), and will be aboard a CRF250R.

Amsoil Chaparral Factory Connection Honda Racing riders include Travis Preston (#62 USA), Billy Laninovich (#132 USA), and Christopher Gossellaar (#35 USA), all on CRF250Rs. Ryan Mills (#44 USA) will ride a CR125R.

Trial Races

FIM 2004 World Championship for Trial

Seeking five consecutive victories, Honda will introduce three HRC Works Montesa COTA315Rs at the World Championship for Trial, where Honda Works team has claimed both the rider and manufacturer titles the last four years.

Champion “Repsol Montesa HRC” will be led by Dougie Lampkin (#1, UK), who has won the World Outdoor Championship seven consecutive years, Takahisa Fujinami (#2, Japan), who won six races last season and was engaged in a tremendous battle with Lampkin through to the final race, and Marc Freixa (#3, Spain), the third-ranked rider who won three races last season.

This year 18-year-old Laia Sanz (Spain), who last year became the Women’s Trial Cup champion for the fourth consecutive year, has joined “Repsol Montesa HRC”. She will participate in the Women’s Trial Cup and the Junior Cup in 2004.

2004 MFJ All-Japan Trial Championship Series

Honda’s participation in this year’s All-Japan Trial Championship Series will focus on teams run by Honda dealerships and supported by Honda Motorcycle Japan (HMJ) and Honda Racing Corporation (HRC). Honda is aiming for the series championship and will race with the RTL250R.

* The Honda support team and riders will be announced by HMJ.

MTB Downhill Races

2004 UCI Mountainbike World Cup/ NORBA National Mountainbike Series

Honda participated in the MTB Downhill races for the first time last year, scoring one victory in a JCF* Japan Series race. This year Honda is focused on the world stage and plans to participate in the UCI Mountainbike World Cup and NORBA National Mountainbike Series. Honda will introduce two HRC Works bikes, Honda RN01s, in its bid to win these championships. In the World Cup, “Team Honda” (TBN) will go with Greg Minner (South Africa), the fourth-ranked World Cup rider last year, and 17-year-old Cyrille Kurts (France).

* JCF—Japan Cycling Federation

2004 JCF Japan Series/All-Japan Mountainbike Championship

In the JCF Japan Series as well, Honda will introduce two Honda RN01s, the bike with which Honda won a race last year in its first season. This year the team will be managed by the Honda Racing Corporation (HRC), which is geared up to take the series championship. “Team G Cross Honda” features Naoki Idegawa (#4, Japan), who won the fourth race last year, and Tadashi Takahashi (#3, Japan), the third-ranked rider in the JCF Japan Series.

Summary of Plans for Auto Racing

Formula 1 World Championship

As in 2003, this year Honda will also field one team and two cars in Formula One. The new Honda RA004E engine offers significant weight savings and a lower center of gravity, along with improved power output and torque performance. To conform to the new one-race, one-engine regulations, the all-new engine has been made durable enough to run the full 800km. Honda has further deepened its relationship with Lucky Strike B•A•R, carrying out joint development of a vehicle chassis that incorporates technologies from both camps. Drivers include Jenson Button, now in his second season with the team, and Takuma Sato, who joined the team as third driver last year and is now a regular driver.

Participating Team	Drivers
Lucky Strike B•A•R Honda	Jenson Button (UK) Takuma Sato (Japan) Third driver: Anthony Davidson (UK)

IRL IndyCar Series

Honda will continue its participation in the IndyCar Series that it began last year. Honda Performance Development, Inc., a subsidiary of American Honda Motor Co., Inc., has formed a technical partnership with Ilmor Engineering Inc. to supply Honda HI4R V8 engines for the full season for seven vehicles fielded by the following four teams.

Participating Teams	Drivers
Andretti Green Racing	Tony Kanaan (Brazil) Bryan Herta (USA) Dan Wheldon (UK) Dario Franchitti (UK)

Team Rahal	Buddy Rice (USA)*1/ Kenny Brack (Sweden) Roger Yasukawa (Japan)*[2]

Access Motorsports	Greg Ray (USA)

Super Aguri Fernandez Racing	Kosuke Matsuura (Japan)

*1    Buddy Rice will serve as substitute driver for Kenny Brack

*2    Roger Yasukawa will race on a spot participation basis in the Indy Japan 300 and the Indy 500, the third and fourth legs of the IndyCar series, respectively.

All-Japan GT Championship Series (JGTC)

For the Japanese GT Championship, Honda is working with M-TECH Co., Ltd. and Dome Co., Ltd. on the “Honda NSX-GT Project”, a machine development project that has been carried over from last year under the same name, to field four teams and four machines. With a new 3-liter V6 twin-turbo engine and a chassis featuring outstanding aerodynamic performance, Honda is looking to clinch titles in both the team and driver categories.

Participating Teams	Drivers
AUTOBACS RACING TEAM AGURI	Katsutomo Kaneishi (Japan) Daisuke Ito (Japan)

DOME RACING	Ryo Michigami (Japan) Sebastien Philippe (France)

EPSON Nakajima Racing	Tsugio Matsuda (Japan) Andre Lotterer (Germany)

TEAM KUNIMITSU with MOONCRAFT	Shinji Nakano (Japan) Hiroki Kato (Japan)

February 4 , 2004

Ref. # C04-006

2003/2004 SALES & PRODUCTION

	2003			2004
<Global Sales (million units)>	Result		% Change	Plan		% Change
Motorcycles & ATVs	approx. 9.11	*	113%	approx. 10.40	*	114%
Automobiles	approx. 2.91	*	103%	approx. 3.20	*	110%
Power Products	approx. 5.00	*	112%	approx. 5.40	*	108%

Total	approx. 17.02	*	111%	approx. 19.00	*	112%
*New record

	2003			2004
<Motorcycles & ATVs>	Result		% Change	Plan		% Change
	(Units)			(Units)
Japan sales	421,247		100.5%	410,000		97.3%
Export sales	399,864		87.8%	370,000		92.5%
Motorcycles Total	821,111		93.9%	780,000		95.0%
ATVs	307,728		93.6%	340,000	*	110.5%
Motorcycle & ATV Total	1,128,839		93.8%	1,120,000		99.2%
KD sets	7,440,630	*	109.5%	8,620,000	*	115.9%
*New record

Note: Electric power assist bicycles are not included in the above figures.

Japan production[1]	667,370		76.8%	610,000		91.4%
Overseas production[2]	8,484,686	*	119.5%	9,760,000	*	115.0%

Global production[3]	9,152,056	*	114.9%	10,370,000	*	113.3%
*New record

[1] Completely built unit (CBU) + complete knock-down (CKD) [2] CBU production at local plants (excluding overseas CKD) [3] Domestic production plus overseas production

	2003			2004
<Automobiles>	Result		% Change	Plan		% Change
	(Units)			(Units)
Passenger cars & light trucks[4]	479,895		78.2%	506,000		105.4%
Mini vehicles	255,087		88.4%	294,000		115.3%
Japan sales	734,982		81.4%	800,000		108.8%
Export sales	465,653		97.9%	460,000		98.8%
Total	1,200,635		87.1%	1,260,000		104.9%
KD sets	1,571,520		110.5%	1,710,000	*	108.8%
*New record

[4] Import car sales are included in passenger cars & light trucks

Japan production[5]	1,170,941		84.5%	1,220,000		104.2%
Overseas production[6]	1,797,375	*	118.8%	1,930,000	*	107.4%

Global production[7]	2,968,316	*	102.4%	3,150,000	*	106.1%
*New record

[5]Completely built unit (CBU) + complete knock-down (CKD) [6]CBU production at local plants (excluding overseas CKD) [7]Domestic production plus overseas production
	2003			2004
<Power Products>	Result		% Change	Plan		% Change
	(Units)			(Units)
Japan sales	464,287		94.2%	400,000		86.2%
Export sales	4,540,831	*	113.9%	5,000,000	*	110.1%
Total	5,005,118	*	111.7%	5,400,000	*	107.9%
*New record

Note: OEM engines for export have been included in Japan sales since 2001.

C04-005

Suzuka Factory to begin Integrated Production

of Small-volume Production Models in May

Tokyo, February 4, 2004—Honda Motor Co., Ltd. today announced plans to transfer the production of small-volume automobile models (NSX, Insight, S2000) currently produced at the Takanezawa Plant, Tochigi Factory to its Suzuka Factory in May 2004. This will result in integrated production from engine to completed vehicle being performed in one location. The transfer was initially scheduled to take place this summer, but as it is now possible to achieve with a shorter lead-time, it has been rescheduled for May.

This transfer will be followed by the transfer of engine production for small-volume models from Tochigi Technical Center, Honda Engineering Co., Ltd., to Suzuka Factory. Concentration of production in one location is expected to further improve production efficiency and product quality.

Lines for small-volume vehicle production will be newly established in Suzuka Factory by combining existing equipment with the exclusive equipment transferred from Takanezawa Plant, making it possible to achieve small-volume yet low-cost production characteristics. Concerning engine production, the production equipment for small-volume production models currently used by Tochigi Technical Center, Honda Engineering Co., Ltd. will be transferred to the existing engine plant in Suzuka Factory. Such effective utilization of existing equipment will minimize the costs incurred and result in an efficient transfer of production from one site to the other.

Outline of Suzuka Factory

Location:	Suzuka City, Mie Prefecture

Establishment:	April 1960

Land area:	Approx. 1,205,000m2

Number of employees:	Approx. 7,300 (As of the end of January 2004)

Production capacity	Completed automobiles No. 1 Line	1,100 units/day
	No. 3 Line	1,100 units/day
	New line	60 units/day
	Total	2,260 units/day
	Automobile engines	2,260 units/day

Production models:	Civic series, HR-V, Mobilio series, Fit, Stream, Integra, Life, That’s, Partner

February 16, 2004

NEWS RELEASE

Honda and General Electric form strategic alliance in the business jet engine market

TOKYO – February 16, 2004—Honda Motor Co., Ltd. and General Electric Co. (GE) today announced the formation of a strategic alliance to produce a new jet engine for light business jets.

The basic agreement was signed today at Honda Motor headquarters in Tokyo, Japan, by Takeo Fukui, President and CEO of Honda Motor, and David Calhoun, President and CEO of GE Transportation, a business unit of GE, which is headquartered in Fairfield, Connecticut, USA.

Today’s agreement establishes the framework under which Honda and GE will further develop and certify Honda’s new HF118 turbofan jet engine. Honda started its jet engine and aircraft projects in 1986, and has been developing the lightweight HF118 engine, in the 1,000 to 3,500-pound thrust class, since 1999.

The HF118 has run more than 1,400 hours, including ground tests and more than 200 hours in flight tests on an existing flying test aircraft. In addition, two HF118 engines have powered Honda’s new experimental compact business jet, the HondaJet, in flight tests that began in December 2003.

The Honda/GE basic agreement includes: joint certification of the HF118, joint marketing activities under both companies’ joint brand with airframe manufacturers, and continued discussions on the business structure under which the two companies will mass produce the engine. Honda and GE have been in discussions for more than a year, and expect to sign a formal definitive agreement later this year.

“We have great respect for the technology, design and performance built into Honda’s HF118 engine,” said GE’s Calhoun. “There are tremendous benefits to Honda and GE entering the business jet engine market together. Honda is the world’s leading producer of engines for motorcycles, automobiles and power products with superb technology. We are delighted to form a strategic alliance.”

“This is a great step forward for Honda to enter the aviation business, which has been a dream of the company since its creation,” said Honda’s Fukui. “We aim to commercialize our compact jet engine business by merging mutual strengths: Honda’s HF118 turbofan engine technology, and GE’s technology, sales, and support through a spirit of equal partnership. We are confident in forming an alliance with GE, which is the leading manufacturer in the jet engine industry.”

The emergence of smaller, relatively inexpensive business jets, which seat from four to eight passengers, creates the potential for considerable engine sales for future business and personal travel. Honda and GE envision an annual market in the future for approximately 200 or more of these business jets. Small business jet applications include owner operators and fractional owners, as well as potential “air taxi” operations. The “air taxi” business involves micro jets flying passengers on short stops using the vast number of small airports not serviced by major airliners.

For further information, contact:

Shigeki Endo, Honda Motor Co., Ltd. (Japan): 3-5412-1512

Jeffrey Smith, American Honda Motor Co., Inc. (U.S.): 310-781-5062

Rick Kennedy, General Electric Co. (513) 243-3372

Jet engine technology is also driving market change. In the 1990s, GE took its jet engine designs for large airliners to regional jet passenger aircraft, a market previously dominated by propeller-driven, turboprop aircraft. Now, Honda and GE will bring their expertise to a new generation of smaller, lightweight, low cost, and highly efficient turbofan jet engines with the lowest operating costs.

Honda (NYSE: HMC) is one of today’s leading manufacturers of automobiles and power products and the largest manufacture of motorcycles in the world. Honda has always sought to provide genuine satisfaction to people worldwide. The result is more than 120 manufacturing facilities in 30 countries worldwide, producing a wide range of products, including motorcycles, ATVs, generators, marine engines, lawn and garden equipment and automobiles that bring the company into contact with over 17 million customers annually.

GE (NYSE: GE) is a diversified technology and services company dedicated to creating products that make life better, from aircraft engines and power generation to financial services, medical imaging, television programming and plastics. GE operates in more than 100 countries and employs more than 315,000 people worldwide.

The company traces its beginnings to Thomas A. Edison, who established Edison Electric Light Company in 1878. In 1892, a merger of Edison General Electric Company and Thomson-Houston Electric Company created General Electric Company. GE is the only company listed in the Dow Jones Industrial Index today that was also included in the original index in 1896.

Honda worldwide website: http://world.honda.com, media website: http://www.honda.co.jp/PR

GE website: http://www.ge.com and its aircraft engines business at http://www.geae.com.

For further information, contact:

Shigeki Endo, Honda Motor Co., Ltd. (Japan): 3-5412-1512

Jeffrey Smith, American Honda Motor Co., Inc. (U.S.): 310-781-5062

Rick Kennedy, General Electric Co. (513) 243-3372

ref. #M04-014

Honda Announces a Full Model Change for the

Sporty Smart Dio Z4 50cc Scooter

—Featuring the world’s first electronic fuel injection system for a production

4-stroke 50cc engine—

February 20, 2004—Honda Motor Co., Ltd. has announced a full model change for the sporty Smart Dio Z4. The new Smart Dio Z4 features the world’s first*1 electronic fuel injection system (Honda Programmed Fuel Injection System, or PGM-FI) in a 4-stroke, 50cc scooter, for improved fuel economy and cleaner emissions along with superb startup and responsiveness. The new model will go on sale February 21, 2004.

The Smart Dio Z4 made its debut in March 2002, equipped with a water-cooled, 4-stroke, 50cc engine for improved environmental performance, a comfortable ride, and superior fuel economy. This, along with its sporty exterior design, has made it a popular favorite especially among younger riders.

The new model is equipped with PGM-FI—a world’s first for a 4-stroke 50cc engine—resulting in even cleaner exhaust emissions and fuel economy of 80km/L*2. The engine also features a 4-valve head, another world’s first*3 for a 50cc scooter, to ensure powerful low-rpm acceleration and spirited driving performance. The PGM-FI and 4-valve head combine to provide stable idling performance and outstanding startup regardless of changes in temperature, barometric pressure, and other environmental conditions, along with outstanding responsiveness. The scooter can also be started using the kick starter even when the battery is completely dead, for increased convenience.

*1    According to Honda in-house testing

*2    30km/h low-altitude driving

*3    Based on Honda’s investigation

                                                                     Smart Dio Z4

●Annual domestic sales target:	10,000 units
●Manufacturer’s suggested retail price:	¥199,000

(For reference only. Consumption tax not included.)

Publicity photographs and materials for the Smart Dio Z4 are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

The exterior design has been comprehensively refined, creating a sharper, more sporty style.

For the running gear, a new hydraulic telescopic suspension with 2-piece bottom has been added, complementing the existing front disc brake and front and rear aluminum cast wheels and providing nimbler, sportier handling.

The new Smart Dio Z4 is available in two colors: intrepid Vega Black Metallic and refreshing Pearl Seashell White.

All Honda scooters for sale in Japan are scheduled to offer PGM-FI by the end of 2007.

=  Key Features  =

●World’s first PGM-FI and 4-valve head in a 4-stroke, 50cc scooter

Exhaust emissions reach just half the level of Japanese government standards for both CO (carbon monoxide) and HC (hydrocarbons), while fuel economy has been improved by approximately 7%, to 80km/L during 30km/h low-altitude driving. Engine startup performance at low temperatures and after extended periods of disuse has also been significantly improved over the previous, carburetor-equipped model. And the scooter can be kick-started even when the battery is completely dead, even though the PGM-FI system requires an electrical supply for operation.

●More refined, sporty styling

The exterior design has been comprehensively refined, creating a sharper, more sporty style. The front turn-signal cover has been redesigned with a sharper form, and the emblems ‘PGM-FI’ and ‘4-VALVES’ are located on the front and rear sides. The large rear spoiler sports a built-in high-mount stop lamp with red LED (light-emitting diode) lighting, complemented by a tail light with new blue outer lens and turn signals in a unitized combi-lamp design that imparts added sharpness to the rear styling. The muffler protector is chrome plated for more of a quality feel.

●Running gear designed for enhanced handling performance

In the front, a new hydraulic telescopic suspension with 2-piece bottom has been added to go with the hydraulic disc brakes. In the rear, a double-action hydraulic shock absorber combines with a red rear suspension coil to impart a sporty feel, while lightweight cast aluminum wheels front and rear and other features add to the scooter’s nimble, sporty handling.

●Combined-brake system makes even novice riders feel at ease

The new Smart Dio Z4 comes equipped with a combined-brake front-rear brake-force distribution system, that distributes an appropriate balance of front and rear wheel braking force when only the left (rear wheel) brake lever—the one that novice riders most often use—is squeezed. This system, a Honda original, helps even novice riders stop efficiently while maintaining vehicle stability.

●Anti-theft system with enhanced security

The existing anti-theft system features a key cylinder that offers centralized control of the main ignition switch, seat opener, and reinforced handle lock. The key cylinder is also equipped with a shutter-like protective cover. The Smart Dio Z4 is also equipped with Honda’s own original center stand locking system, which locks the center stand in place for added security, along with a direct startup prevention circuit and a key-lock equipped fuel tank cap. The scooter is also pre-wired for an optional alarm kit*1 or immobilizer alarm*1 for heightened security.

*1    Manufactured by Honda Access Corporation. Sold separately.

●Additional features

•	Black instrument panels for superior visibility. Equipped with FI function indicator.
•	Seat features a sports-type non-slip covering.
•	Large-capacity 22L* storage compartment provides ample space for an A4-size file folder or a full-face helmet.
•	Maintenance-free battery does not require water top-ups.

*    According to Honda in-house testing

Specifications

Model Name		Dio Z4
Model Type		Honda•BA-AF63
L x W x H	(m)	1.710×0.630×1.010
Wheelbase	(m)	1.190
Ground Clearance	(m)	0.110
Seat Height	(m)	0.710
Vehicle Weight	(kg)	81
Dry Weight	(kg)	77
Number of Riders		1
Turning Radius	(m)	1.8
Engine Type		AF63E (water-cooled 4-stroke OHC 4-valve single cylinder)
Displacement	(cm3)	49
Bore x Stroke	(mm)	38.0×44.0
Compression Ratio		12.0
Maximum Power	(kW[PS]/rpm)	3.9 [5.3]/8,000
Maximum Torque	(N•m[kg•m]/rpm)	4.8[0.49]/7,500
Fuel Consumption	(km/l)	80.0 (30km/h low-altitude driving)
Fuel System		Electronic fuel injection (PGM-FI)
Starter		Self-starting (also kick-start)
Ignition		Fully transistorized battery ignition
Lubrication		Combination pressure/splash
Fuel Tank Capacity	(l)	4.8
Clutch		Dry, multi-plate shoe
Gearbox		Constant mesh (V-matic)
Gear Ratio	1 gear	2.800~0.860
Caster Angle (degrees)/Trail (mm)		26°30´/72
Tire Size	Front	90/90-10 50J
	Rear	90/90-10 50J
Braking System	Front	Hydraulic disc
	Rear	Mechanical leading/trailing
Suspension	Front	Telescopic
	Rear	Unit-swing type
Frame		Underbone

<Reference>

Ref.#C04-011

Notification Concerning Relinquishment of the Substitutional

Portion of the Employees’ Pension Fund

On February 23, 2004—Honda Motor Co., Ltd. has announced today that the Honda employees’ pension fund carried out application procedures for authorization from the Minister of Health, Labour and Welfare to be exempt from future payments for the substitutional portion of Honda employees’ pension fund pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans.

Honda plans on applying measures as provided for in Clause 44-2 of the “Practical Guidelines concerning the Accounting of Retirement Benefits (interim report)” (Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants) and recognizing the termination of the obligation for the retirement allowance related to the substitutional portion.

There are no changes to the forecast set out in the consolidated and unconsolidated results for the business period ending March 2004 announced on January 30, 2004.

Ref.#C04-012

Honda’s January Domestic Sales Grow 7.9%

February 24, 2004—Honda Motor Co., Ltd., announced today a strong rebound in domestic sales in January, with overall growth up 7.9% over the same month in 2003, led by a 37.7% rise in mini-vehicle sales.

The January domestic market sales surge was led by the new Odyssey (12,224 units), and Life (11,273 units).

Production for the month was up 42.7% in Asia, but down 14% in North America and 7.2% in Europe.

Exports in January were up 2.2%, the first increase since June 2003, mainly because of increased shipments to North America.

PRODUCTION, SALES, EXPORTS (January 2004)

PRODUCTION

	January
	Units	vs.1/03
Domestic (CBU+CKD)	90,902	-15.9%
Overseas (CBU only)	149,886	-4.3%

Worldwide Total *	240,788	-9.0%
*	excludes overseas CKD

REGIONAL PRODUCTION

	January
	Units	vs.1/03
North America	100,411	-14.0%
(USA only)	66,127	-15.3%
Europe	17,464	-7.2%
Asia	26,905	+42.7%
Others	5,106	+123.2%

Regional Total	149,886	-4.3%

SALES

	January
Vehicle type	Units	vs.1/03
Passenger Cars & Light Trucks	33,066	-3.0%
(Imports)	(720)	-45.0%
Mini Vehicles	17,144	+37.7%

Honda Brand TTL	50,210	+7.9%

EXPORTS

	January
	Units	vs.1/03
North America	20,804	+7.2%
(USA only)	19,327	+7.6%
Europe	12,376	-8.8%
Asia	830	-49.4%
Others	8,114	+22.8%

Total	42,124	+2.2%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd.        Corporate Communications Division

Telephone: 03-5412-1512

Facsimile:  03-5412-1545

February 25, 2004

Notice Regarding the Purchase of Treasury Stock

Tokyo, February 25, 2004—Honda Motor Co., Ltd. today announced that it acquired its treasury stock as follows pursuant to the provisions of Article 210 of the Commercial Code.

(1)	Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2)	Period of acquisition

From February 4, 2004 to February 18, 2004

(3)	Aggregate number of shares acquired

1,564,400 shares

(4)	Aggregate amount of acquisition

6,999,818,000 yen

(5)	Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the 79th Ordinary General Meeting of Shareholders held on June 24, 2003.

(1)	Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2)	Maximum number of shares to be acquired

25,000,000 shares

(3)	Maximum amount of acquisition

100 billion yen

Number of Common Stock having been acquired from June 24, 2003 up to February 18, 2004.

(1)	Aggregate number of shares acquired

16,322,200 shares

(2)	Aggregate amount of acquisition

74,999,113,000 yen

(Reference)

Honda Preparations for the 2004 F1 World Championship Series

February 28, 2004—Honda Motor Co., Ltd. will continue its participation in Formula One racing in the 2004 season, supplying engines and engaging in joint chassis development with British American Racing (B•A•R), and will field a two-car team for the 2004 Formula One World Championship series.

Now in the fifth year of its third era of Formula One competition, Honda is working with B•A•R to accelerate the pace of chassis development—one of its main objectives in Formula One this time. Honda’s 2004 Formula One team has been structured to fully integrate all aspects of chassis development, with B•A•R and Honda R&D Co., Ltd.’s Tochigi R&D Center working as a single unit to significantly improve Lucky Strike B•A•R Honda’s competitive edge.

■	Principal Honda supervisors

F1 Project Leader: Takeo Kiuchi, Honda R&D Co., Ltd.

Head of F1 Chassis Technology Development: Ken Hashimoto, Honda R&D Co., Ltd.

■	Overview of Honda Racing Development Ltd. (HRD)

President: Shoichi Tanaka

Engineering Director: Shuhei Nakamoto

Location: Bracknell, Berkshire, UK

Activities: As Honda’s frontline base for F1 activities, HRD is responsible for:

•	Technical feedback to Honda R&D’s Tochigi R&D Center
•	Engine maintenance
•	Public liaison, public relations activities, etc.

Honda RA004E

■	Overview of Honda’s 2004 Formula One engine

Name: Honda RA004E

Type: 3.0-liter V10, naturally aspirated

Improvements: Along with the increased durability required to complete the three-day Grand Prix, the engine has been made lighter and smaller, with a lower center of gravity and improved power output.

■	Overview of the 2004 chassis

Name: B•A•R Honda 006

Improvements: The engine and chassis have been highly integrated and the carbon composite construction reexamined for a more lightweight configuration and optimal positioning of the center of gravity, resulting in a more ideal package overall.

■	Overview of Lucky Strike B•A•R Honda

Team Principal:	David Richards

Technical Director:	Geoffrey Willis

Drivers:	Jenson Button

Takuma Sato

Third Driver:	Anthony Davidson

■	Comment from Takanobu Ito, Managing Director, Honda Motor Co., Ltd.

“The approaching season marks the fifth year of the third era of Formula One competition, for a new generation at Honda. Final pre-season testing of the machines and tuning to racing specifications has gone very well, and I think we have a solid competitor on our hands. We’re going to give it our all so that we can proclaim victory in the very near future. We look forward to everyone’s support.”

The 2004 Honda F1 Press Kit is available at the following URL:

        http://www.honda-gp.com

To access the site, enter the user name and password listed below.

(The site is intended exclusively for the use of journalists.)

User name: honda

Password: ginther

English summary of Honda Report to Stockholders No.120 (which was prepared in full in Japanese language and mailed to Stockholders of Honda Common Stock in Japan in February 2004)

1.	To our shareholders:

Since our establishment, Honda has been working on our business by giving the highest priority to our customers’ joy while emphasizing our technology advances and uniqueness.

Recently, we started the experiment of “Honda Jet” and also our fuel cell vehicle “FCX” supported this year’s Tokyo-Hakone Ekiden relay race. Besides, by introducing the remodeled Odyssey in last October, we thought that we could propose a new value of minivan.

We’ll keep making our best effort to offer emotion or joy that exceed our customers’ expectation.

As always, we look forward to your continued support.

February 2004

Takeo Fukui

President and CEO

2.	“N project”—stimulating the demand of young generation

Managing Director, Yasuo Ikenoya talks about the back story and meaning of “N project” which offers unique models to stimulate the Japanese motorcycle market especially for younger generation.

3.	New value of minivan, which new Odyssey proposes:

Project leader of new Odyssey, Hiroshi Takemura talks about the vehicle, which is a new benchmark in minivan innovation with its fusion of speed, elegance, and roominess.

4.	Power product business which celebrated 50th anniversary

Director and Chief Operating Officer for Power Product Operations, Fumihiko Ike talks about the operations which celebrated 50th anniversary since the release of H-type power product engine.

5.	Honda’s picture book

Super cub C100:	50cc 4-stroke bike which was released in 1958 mounted high performance engine

6.	Introduction of new products:

Dio:	50cc scooter, which is imported from China, mounts air-cooled 4-stroke engine
Shadow (750):	remodeled 750cc American custom bike was remodeled
Odyssey:	the 3rd generation model was remodeled

7.	Honda Topics:
—	Honda Jet, its new experimental compact business jet equipped with Honda developed HF118 jet engines, successfully completed initial flight tests at Piedmont Triad Airport in North Carolina, U.S.
—	The FCX equipped with the Honda FC(Fuel Cell) stack, which can operate even at low temperatures, will be sold in both Japan and U.S. from 2005.

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8.	Honda Motorsports Activities:

Honda announced the details of racing activities in calendar year 2004.

(Details are filed in Form 6K of February 2004)

9.	Unaudited consolidated financial results for the fiscal third quarter ended December 31, 2003.

Honda announced its unaudited consolidated financial results for the fiscal third quarter ended December 31, 2004.

(Details are as filed in Form 6K of January 2004)

(end)

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